VALUERICH, INC.
1804 NORTH DIXIE HIGHWAY - SUITE A
WEST PALM BEACH, FLORIDA  33407

June 23, 2009

VIA EDGAR CORRESPONDENCE

John Cash, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	ValueRich, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 1-33702

Dear Mr. Cash:

The above-referenced registrant, ValueRich, Inc., is in receipt of your letter, dated June 9, 2009, addressed to Joseph C. Visconti, Director and Chief Executive Officer of the registrant.  Your letter sets forth a number of comments of the staff of the Securities and Exchange Commission with respect to the above-referenced filing.  Set forth below are the registrant’s responses to such comments.  To aid in your review, each of the registrant’s responses follows a copy of the subject staff comment.

The undersigned has drafted a revised disclosure in response to staff comment 4 and has attached a draft of such revised disclosure for your pre-filing review and, if necessary, any further comments provided by the staff.  The undersigned has also provided responses to your comments 1, 2, 3 and 5.

COMMENT:

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.	Please tell us when you intend to file your amended Form 10-K.

RESPONSE:

It is the registrant’s intention to file its amended Form 10-K following the staff’s review of all of the registrant’s pre-filing responses to the staff’s comments and the staff advising the registrant that, as of the time of such advice, the staff has no further comments on the subject Form 10-K.

ValueRich, Inc.

John Cash, Accounting Branch Chief
United State Securities and Exchange Commission
June 23, 2009

It is acknowledged and understood by the registrant that the staff will not be deemed to have approved any response of the registrant and that:
•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMMENT:

Item 8.  Financial Statements and Supplementary Data
Statements of Cash Flows, page 27

2.
We note your response to the third bullet point of prior comment 2.  Please confirm that you intend to revise your statements of cash flows in future filings to separately present purchases of marketable securities and proceeds from sales of marketable securities in investing activities and to present realized gains or losses on sales of marketable securities as an adjustment to determine cash flows from operating activities.

RESPONSE:

The registrant confirms that it the registrant’s intention to draft the disclosures contained in its statements of cash flows in future filings to separately present purchases of marketable securities and proceeds from sales of marketable securities in investing activities and to present realized gains or losses on sales of marketable securities as an adjustment to determine cash flows from operating activities.

COMMENT:

Note 2 – Summary of Significant Accounting Policies, Recent Pronouncements, page 34

We note your response to prior comment 1.  In light of the misstatement in your Form 10-K, please revise future filings to clarify that the adoption on EITF 07-5 did not have a material impact on your financial statements.

ValueRich, Inc.

John Cash, Accounting Branch Chief
United State Securities and Exchange Commission
June 23, 2009

RESPONSE:

The registrant confirms that it is the registrant’s intention to draft the disclosures contained in its future filings to clarify that the adoption of EITF 07-5 did not have a material impact on the registrant’s financial statements.

COMMENT:

Item 9A.  Controls and Procedures, page 44

4.
We note your proposed revisions in response to prior comment 3.  In your amended Form 10-K, please also disclose the reasons your disclosure controls and procedures were ineffective at December 31, 2008.

RESPONSE:

The registrant intends to amend its Form 10-K to disclose the reasons that its disclosure controls and procedures were ineffective at December 31, 2008.  The proposed disclosure language set forth on Appendix A to this letter.

COMMENT:

5.
We note your proposed revisions in response to prior comment 6.  When you disclose the conclusion of management's assessment in your amended Form 10-K, please clearly state whether the internal controls over financial reporting were "effective" or "ineffective" as of such date rather than disclosing that the "company did not maintain effective internal control over financial reporting".  See Item 308T(a)(3) of Regulation S-K.

RESPONSE:

The registrant intends to amend its Form 10-K to clearly state that its internal controls over financial reporting were ineffective at December 31, 2008.  The proposed disclosure language set forth on Appendix B to this letter.

ValueRich, Inc.

John Cash, Accounting Branch Chief
United State Securities and Exchange Commission
June 23, 2009

The registrant believes that the responses set forth above adequately address all of the comments set forth in your June 9th letter.  However, should you or the other members of the staff have questions regarding the registrant’s responses or other comments, you should contact the undersigned at the registrant’s principal executive offices listed above or at 561-370-3617.

Very truly yours,

ValueRich, Inc.

By: /s/ Joseph C. Visconti
Joseph C. Visconti, President

Appendix A

Evaluation of Disclosure Controls and Procedures

Management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that, as of December 31, 2008, the Company’s disclosure controls and procedures were ineffective due to (a) the fact that our internal controls over financial reporting were ineffective at December 31, 2008 for the reasons noted below and (b) information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act, including Annual Reports on Form 10-K, is accumulated and communicated to the Company’s management, including its principal Executive and Financial Officer, as appropriate to allow timely decisions regarding required disclosure, was not effectively accumulated and communicated to the Company’s management in a timely manner.  Such information included the requirement that the Company disclose in its Annual Reports on Form 10-K both management’s annual report over financial reporting and the conclusions of the Company’s principal executive and financial officer regarding the effectiveness of the Company’s disclosure controls and procedures.

In its Annual Report on Form 10-K for the year ended December 31, 2008 (which this Amendment No. 1 to Annual Report on Form 10-K/A amends), the Company failed to disclose the conclusions of the Company’s principal executive and financial officer regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2008.  In addition, (a) the original 2008 Form 10-K stated that the Company believed the pending adoption of EITF 07-05 would have a material impact on the Company’s financial statement when, in fact, the Company believes the adoption of EITF 07-05 will not have such a material impact, (b) the original 2008 Form 10-K failed to (i) disclose the cost basis of the available-for-sale securities disclosed in Note 4 to the audited financial statements included in the Form 10-K, (ii) clarify that unrealized gains on available-for-sale securities are recognized in the Company’s statements of shareholders’ equity, (iii) provide additional information regarding the specific transactions  that resulted in realized gains and losses on market securities and (iv) provide additional information regarding the specific nature of the Company’s investment securities and their market performance during the periods presented.  The Company intends to make such disclosures in all future filings, as appropriate.

A-1

Appendix B

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act.  Internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (“US GAAP”), including those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008.  In making this assessment, our management used the criteria described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Due to the inherent issue of segregation of duties in a small company, management has relied heavily on entity or management review controls to lessen the issue of segregation of duties.  Based on this assessment and those criteria, our management concluded that our internal control over financial reporting as of December 31, 2008 was ineffective, due to the identified material weaknesses noted below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Our management identified the following material weaknesses as of December 31, 2008:

B-1

The material weaknesses relate to the following:

1.	Accounting and Finance Personnel Weaknesses – Our current accounting staff is relatively small and our resources are limited given the size of our company; and
2.	Lack of Internal Audit Function – We lack sufficient resources to perform the internal audit function.

In order to mitigate these material weaknesses to the fullest extent possible, all financial reports are reviewed by an outside accounting firm that is not our audit firm. All unexpected results are investigated.  At any time, if it appears that any control can be implemented to continue to mitigate such weaknesses, it will be immediately implemented.

Any changes that materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting will be reported in the Company’s quarterly report for the period in which such change occurs (or annual report, if the change occurs in the fourth quarter).

B-2